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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Initial Filing)

                           CREATIVE BIOMOLECULES, INC.
                              (Name of the Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                  225270107000
                                 (CUSIP number)

Check the following box if a fee is being paid with this statement [X].
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1.       Name of Reporting Person and Social Security Number of Above Person:

         M.A. Berman Co.
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2.       Check the Appropriate Box if a member of a Group (See Instructions):

         (a) [ ]
         (b) [ ]
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3.       SEC Use Only
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4.       Citizen or Place of Organization:

         State of Florida, USA
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Number of Shares          5.        Sole Voting Power:                 174,600
Beneficially
Owned by Each             6.        Shared Voting Power:               0
Reporting Person
with                      7.        Sole Dispositive Power:            174,600

                          8.        Shared Dispositive Power:          1,426,600
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9.        Aggregate Amount Beneficially owned by Each Reporting Person:

          1,426,600
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Check if the Aggregate Amount in Row 9 Excludes Certain Shares:
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11.       Percent of Class Represented by Amount in Row 9:

          5.52%
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12.       Type of Reporting Person (See Instructions):

          BD
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                                Page 1 of 4 Pages
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                                    Item 1(a)

Name of Issuer:                     Creative Biomolecules, Inc.
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                                    Item 1(b)

Address of Issuer's Principal Executive Offices:             45 South Street
                                                             Hopkinton, MA 01748
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                                    Item 2(a)

Name of Person Filing:              M.A. Berman Co.
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                                    Item 2(b)

Address of Principal Business Office or, if none, Residence:

                            433 Plaza Road, Suite 355
                            Boca Raton, FL 33432
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                                    Item 2(c)

Citizenship:                        State of Florida, U.S.A.
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                                    Item 2(d)

Title of Class of Securities:       Common Shares
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                                    Item 2(e)

CUSIP Number:                       225270107000
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                                     Item 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) [X]     Broker or Dealer registered under Section 15 of the Act

      (b) [ ]     Bank as defined in Section 3(a)(6) of the Act

      (c) [ ]     Insurance Company as defined in Section 3(a)(19) of the Act

      (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

      (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

      (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

      (g) [ ]     Parent Holding Company, in accordance with ss. 240.13d-1(b)
                  (ii)(G) (Note: See Item 7)

      (h) [ ]     Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)
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                                Page 2 of 4 Pages
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                                     Item 4

Ownership.

      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a)  Amount Beneficially Owned:                See Item 9 on Cover Page
      --------------------------------------------------------------------------
      (b)  Percent of Class:        See Item 11 on Cover Page
      --------------------------------------------------------------------------
      (c)  Number of shares as to which such person has:
             (i) sole power to vote or to direct the vote

            (ii) shared power to vote or to direct the vote
           (iii) sole power to dispose or to direct the disposition of

            (iv) shared power to dispose or to direct the disposition of

                  See Items 5, 6, 7 & 8 on Cover Page
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                                     Item 5

Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
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                                     Item 6

Ownership of More than Five Percent on Behalf of Another Person.

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

      Included in the 1,426,600 shares beneficially owned by M.A. Berman Co. are 174,600 shares owned by Meyer A. Berman or his family. Meyer A. Berman is the sole shareholder of M.A. Berman Co.
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                                     Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                                Page 3 of 4 Pages
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                                     Item 8

Identification and Classification of Members of the Group.

      If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d- 1(c), attach an exhibit stating the identity of each member of the group.
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                                     Item 9

Notice of Dissolution of Group.

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
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                                     Item 10

Certification.

      The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

      M.A. Berman Co.

      By:         /s/ Meyer A. Berman
         ------------------------------
      Title:      President
            ---------------------------
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                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 9, 1996                       M.A. Berman Co.

                                       By: /s/ Meyer A. Berman
                                          ---------------------------
                                       Title:  President
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                                Page 4 of 4 Pages